October 6, 2016

VIA ELECTRONIC TRANSMISSION

Ms. Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Re:	Response to Staff Comment Regarding PREDEX April 30, 2016 and Related Matters (File Nos. 333-186987; 811-22808)

Dear Ms. Hamilton:

This correspondence is submitted in response to the Staff's comments received on September 7, 2016 related to the April 30, 2016 annual report ("Annual Report") for PREDEX (the "Registrant" or "Fund"). We have included a summary of the comments and the Registrant's response thereto.

Comment 1

Annual Report filed on form N-CSR on June 28, 2016 and Form N-2 filed as filing type 486BPOS on August 24, 2016 – Please confirm that amounts waived or reimbursed pursuant to the expense limitation agreement between PREDEX and its investment adviser will be recoverable for only three years from date waived or reimbursed rather than in the 3 years following the fiscal year in which the waiver or reimbursement was made. For guidance on this issue, please refer to FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

Response

The Fund believes that its current practice is within the position stated by the Staff, as any amount to be waived or reimbursed by the Adviser is determined as of the end of the fiscal year and, thus, does not actually occur until that date. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund's annual operating expenses to the stated expense ratio as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund's expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the fund's expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund's annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser made within these parameters would be consistent with the Staff's stated position because the waiver or reimbursement occurs at the end of the fiscal year and any recoupment would occur within three years of that date.

The Registrant reiterates its commitment to assure conformity in its financial statements with GAAP principals including those included in FASB Statement of Financial Accounting Standards #5, Accounting for Contingencies, paragraph 8; FASB Statement of Financial Accounting Concepts #6, paragraph 36, Elements of Financial Statements; and AICPA 2014 Audit Guide reference 8.07.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport

Parker D. Bridgeport